UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

EXAR CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Thomas R. Melendrez

General Counsel, Secretary and Executive Vice President of Business Development

Exar Corporation

48720 Kato Road, Fremont, CA 94538

(510) 668-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Stephen B. Sonne, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road, Menlo Park, CA 94025

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,343,936	$171

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that options to purchase 1,798,449 shares of common stock of Exar Corporation having an aggregate value of $4,343,936 as of September 28, 2008 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on a proprietary binomial option pricing model.
**	The Amount of Filing Fee equals $39.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, including all attachments thereto (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) hereto, is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the issuer is Exar Corporation, a Delaware corporation (“Exar” or, the “Company”), the address of its principal executive offices is 48720 Kato Road, Fremont, California 94538 and the telephone number of its principal executive offices is (510) 668-7000. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 16, Information About Us, is incorporated herein by reference.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which the Company is offering eligible employees the opportunity, subject to specified conditions, to exchange certain outstanding options to purchase shares of the Company’s common stock, par value $0.0001 per share, that were originally granted under the Exar Corporation 1997 Equity Incentive Plan, the Exar Corporation 2000 Equity Incentive Plan, the Exar Corporation 2006 Equity Incentive Plan (the “Exar 2006 Plan”), the Sipex Corporation 1997 Stock Option Plan, the Sipex Corporation 1999 Stock Plan, the Sipex Corporation 2000 Non-Qualified Stock Option Plan, the Sipex Corporation Amended and Restated 2002 Nonstatutory Stock Option Plan and the Sipex Corporation 2006 Equity Incentive Plan and that have exercise prices equal to or greater than $11.00 per share and with an expiration date after March 31, 2009, for restricted stock unit awards that cover a lesser number of shares of our common stock to be granted under the Exar 2006 Plan or, to the extent permissible, under another of our stock option plans (the “Offer”). As of September 28, 2008, options to purchase approximately 1,798,449 shares of Exar common stock, having exercise prices equal to or greater than $11.00 and with an expiration date after March 31, 2009, were held by eligible employees and would be eligible for exchange in the Offer. The Company is making the Offer upon the terms and subject to the conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in Section 1, Eligible Employees; Eligible Options; Expiration Time.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 7, Price Range of Common Stock, is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The filing person is the issuer, Exar Corporation. The information set forth under Item 2(a) above is incorporated by reference. The information set forth in the Offer to Exchange under Schedule A, Information About Our Directors and Executive Officers, is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the following sections under the caption “The Offer” is incorporated herein by reference: Section 1, Eligible Employees; Eligible Options; Expiration Time; Section 3, Procedures; Section 4, Change in Election; Section 5, Acceptance of Eligible Options for Exchange and Cancellation and Issuance of New Awards; Section 6, Conditions of the Offer; Section 8, Exchange Ratios; Section 9, Source and Amount of Consideration; Terms of New Awards; Section 11, Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Offer; Termination; Amendment.

(b)	Purchases. Current members of Exar’s Board of Directors and certain of the Company’s executive officers, namely Pedro (Pete) P. Rodriguez, Thomas R. Melendrez, J. Scott Kamsler, George Apostol and Stephen W. Michael, will not be eligible to participate in the Offer. The Company’s other current executive officers will be eligible to participate in the Offer. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options, is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 1, Eligible Employees; Employee Options; Expiration Date; Section 9, Source and Amount of Consideration; Terms of New Awards; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options, is incorporated herein by reference. The Exar 2006 Plan and other agreements filed as Exhibits (d)(1) - (d)(10) are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 5, Acceptance of Eligible Options for Exchange and Cancellation and Issuance of New Awards, and Section 11, Status of Eligible Options Acquired by Us in the Offer, is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 2, Purpose of the Offer; Section 16, Information About Us; and Section 17, Additional Information, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 1, Eligible Employees; Eligible Options; Expiration Time; Section 9, Source and Amount of Consideration; Terms of New Awards; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 6, Conditions of the Offer, is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options, is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options, is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a)

Financial Information. The information set forth in Schedule B, Summary Financial Information of Exar Corporation and Subsidiaries, to the Offer to Exchange and in the Offer to Exchange under the caption “The Offer” in Section 16, Information About Us; Section 17, Additional Information; and Section 18, Financial Statements, is incorporated herein by reference. The financial information included in our Annual Report on Form 10-K for the fiscal year ended March 30, 2008, filed with the SEC on June 13, 2008, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on July 28, 2008, and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2008, filed with the SEC on August 8, 2008, as amended by Amendment No. 1 on Form 10-Q/A, filed with the SEC on August 11, 2008, is incorporated herein by reference. The Company’s Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, and Quarterly Report on Form 10-Q, as amended by Amendment No. 1 on Form 10-Q/A, can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Offer to Exchange under the caption “The Offer” in Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options, is incorporated herein by reference.

(2)	The information set forth in the Offer to Exchange under the caption “The Offer” in Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b)	Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated October 23, 2008.

(a)(1)(B)	Form of Election Form.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(F)	Form of E-Mail Reminder of Expiration Date.

(a)(1)(G)	Correspondence dated October 23, 2008 to employees of the Company.

(a)(1)(H)	Correspondence dated October 23, 2008 to Eligible Employees holding Eligible Options.

(a)(1)(I)	Form of Personnel Summary.

(a)(1)(J)	Form of Employee Presentation.

(a)(1)(K)	Form of Restricted Stock Unit Agreement under the Exar Corporation 2006 Equity Incentive Plan for use in connection with the Offer to Exchange.

(a)(1)(L)	Annual Report on Form 10-K for the fiscal year ended March 30, 2008, filed with the SEC on June 13, 2008, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on July 28, 2008, and incorporated herein by reference.

(a)(1)(M)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2008, filed with the SEC on August 8, 2008, as amended by Amendment No. 1 on Form 10-Q/A, filed with the SEC on August 11, 2008, and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Exar Corporation 1997 Equity Incentive Plan, as amended, and related forms of stock option grant and exercise, filed as an exhibit to Exar’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005, filed with the SEC on June 14, 2005, and incorporated herein by reference.

(d)(2)	Exar Corporation 2000 Equity Incentive Plan, as amended, and related forms of stock option grant and exercise, filed as an exhibit to Exar’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005, filed with the SEC on June 14, 2005, and incorporated herein by reference.

(d)(3)	Exar Corporation 2006 Equity Incentive Plan, filed as an addendum to Exar’s definitive proxy statement, filed with the SEC on August 9, 2006, and incorporated herein by reference.

(d)(4)	Exar Corporation 2006 Equity Incentive Plan related forms of stock option grant and exercise, filed as an exhibit to Exar’s Current Report on Form 8-K, filed with the SEC on September 13, 2006, and incorporated herein by reference.

(d)(5)	Sipex Corporation 1997 Stock Option Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(6)	Sipex Corporation 1999 Stock Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(7)	Sipex Corporation 2000 Non-Qualified Stock Option Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(8)	Sipex Corporation Amended and Restated 2002 Nonstatutory Stock Option Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(9)	Sipex Corporation 2006 Equity Incentive Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(10)	Sipex Corporation Form of Stand-Alone Agreements for Employees, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXAR CORPORATION

By:	/s/ PEDRO (PETE) P. RODRIGUEZ
Pedro (Pete) P. Rodriguez
Chief Executive Officer and President

Date: October 23, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated October 23, 2008.

(a)(1)(B)	Form of Election Form.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(F)	Form of E-Mail Reminder of Expiration Date.

(a)(1)(G)	Correspondence dated October 23, 2008 to employees of the Company.

(a)(1)(H)	Correspondence dated October 23, 2008 to Eligible Employees holding Eligible Options.

(a)(1)(I)	Form of Personnel Summary.

(a)(1)(J)	Form of Employee Presentation.

(a)(1)(K)	Form of Restricted Stock Unit Agreement under the Exar Corporation 2006 Equity Incentive Plan for use in connection with the Offer to Exchange.

(a)(1)(L)	Annual Report on Form 10-K for the fiscal year ended March 30, 2008, filed with the SEC on June 13, 2008, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on July 28, 2008, and incorporated herein by reference.

(a)(1)(M)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2008, filed with the SEC on August 8, 2008, as amended by Amendment No. 1 on Form 10-Q/A, filed with the SEC on August 11, 2008, and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Exar Corporation 1997 Equity Incentive Plan, as amended, and related forms of stock option grant and exercise, filed as an exhibit to Exar’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005, filed with the SEC on June 14, 2005, and incorporated herein by reference.

(d)(2)	Exar Corporation 2000 Equity Incentive Plan, as amended, and related forms of stock option grant and exercise, filed as an exhibit to Exar’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005, filed with the SEC on June 14, 2005, and incorporated herein by reference.

(d)(3)	Exar Corporation 2006 Equity Incentive Plan, filed as an addendum to Exar’s definitive proxy statement, filed with the SEC on August 9, 2006, and incorporated herein by reference.

(d)(4)	Exar Corporation 2006 Equity Incentive Plan related forms of stock option grant and exercise, filed as an exhibit to Exar’s Current Report on Form 8-K, filed with the SEC on September 13, 2006, and incorporated herein by reference.

(d)(5)	Sipex Corporation 1997 Stock Option Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(6)	Sipex Corporation 1999 Stock Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(7)	Sipex Corporation 2000 Non-Qualified Stock Option Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(8)	Sipex Corporation Amended and Restated 2002 Nonstatutory Stock Option Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(9)	Sipex Corporation 2006 Equity Incentive Plan, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(d)(10)	Sipex Corporation Form of Stand-Alone Agreements for Employees, filed as an exhibit to Exar’s Registration Statement on Form S-8 (333-145741), filed with the SEC on August 28, 2007, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.